Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen
Mr. Kevin L. Vaughn
Accounting Branch Chief
Mail Stop 3030
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
United States of America
March 27, 2009

Re:	Siemens Aktiengesellschaft (“Siemens”) Annual Report on Form 20-F for the Year Ended September 30, 2008, Filed December 2, 2008 File No. 001-15174
Dear Mr. Vaughn,
          We are writing in response to your letter dated February 17, 2009 to Mr. Joe Kaeser containing comments on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.
          As the Staff is aware from reviewing our annual report on Form 20-F, we organize our main business into three operating “Sectors”: Industry, Energy and Healthcare. We make reference to these Sectors in our responses below.
Comment
1.	We note from disclosure on page 11 that you conduct operations in Cuba, Iran, Syria and Sudan. We also note news articles stating that you have entered into several new transactions in those countries since 2006, and an April 2008 news article stating that you currently have a $500 million trade relationship with Iran. Please describe to us the transactions, contracts, agreements and understandings you have entered into with Cuba, Iran, Syria and Sudan since your letter to us of February 15, 2006, regarding your contacts with those countries. Include in your response information regarding any payments you have made to the governments of those countries, or to entities controlled by those governments. In this regard, we note an April 2008 news article stating that you have acknowledged that you paid 19 million euros to bribe Iranian officials.
Response to Comment
          As described in more detail in our response to Comment 2, our business activities in Cuba, Iran, Syria and Sudan are not material with respect to our consolidated sales (less than 1% in fiscal 2008).

Siemens AG	Wittelsbacherplatz 2	Tel.: +49 (89) 636 00
	80333 Muenchen	Fax: +49 (89) 636 34242
Germany
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;
Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Wolfgang Dehen, Heinrich Hiesinger,
Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen
Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684
WEEE-Reg.-No. DE 23691322

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
          Because of the structure of the domestic economies of Cuba, Iran, Syria and Sudan, where the private sector is nascent or marginal and where public infrastructure is undergoing or requires significant development, it is not uncommon for governmental agencies or government-controlled businesses to be transaction counterparties. In our case, our transaction counterparties in Cuba, Iran and Syria consist predominantly of the governments or state-controlled entities, in part because of the nature of our businesses and in part because of the state dominance of the economies of those countries. As described in the response to Comment 4, Siemens ceased its business activities in Sudan in 2007, but while Siemens was in Sudan, its customers were the Sudanese government or state-controlled entities.
          Our Interaction with the Governments and Government-Controlled Entities
          Because the transactions, contracts, agreements and understandings Siemens has entered into with Cuba, Iran, Syria and Sudan and entities under their control since our letter of February 15, 2006 concern the conduct of our business in those countries, we believe it illuminating to describe what we are doing in those places.
                    Cuba
     Our activities in Cuba are very limited. Our sales in Cuba (in fiscal year 2008, EUR 4 million, or less than 0.01% of our total consolidated sales) are predominantly from the sale of medical equipment and are derived from transactions involving the government or state-controlled entities (e.g., hospitals and clinics). Siemens has no employees permanently stationed in Cuba.
                    Iran
          We have been engaged in business in Iran since 1865. At present, we have direct or indirect majority ownership interests in three Iranian subsidiaries, and minority ownership interests (20% and 4.9%, respectively) in two Iranian companies. In Iran, we are mainly engaged in providing goods and services to organizations in the public power generation, power transmission, public transportation and healthcare fields. The main part of our business in Iran is conducted by our Energy Sector, although we also have some activity in our Industry Sector and, to a much smaller extent, our Healthcare Sector. Unsurprisingly, given our business focus, much of our business in Iran is for government-controlled agencies and enterprises. We estimate that, in fiscal 2008, approximately 80% of our EUR 438 million in sales in Iran came from the Iranian government or entities controlled by it, with most of those sales in the Energy Sector.
          In the Energy Sector, we offer gas and steam turbines and generators, with an emphasis on combined cycle gas and steam power plants that serve the public electricity grid. We supply products and solutions for the production, transport and processing of oil, gas and water, which are used in the oil and gas industries as well as other industries. We provide energy utilities and large industrial power users with equipment, systems and services used to transmit and distribute electrical power to and through distribution grids. We also provide services relating to electrical power plants and rotating machines, such as gas and steam turbines, generators and compressors. We are not engaged in manufacturing or assembly in Iran, although in the Energy Sector we have for many years been part-owner (4.9% interest) with a state-owned enterprise that assembles transformers in Iran. Given the degree of state control over public infrastructure and the petroleum sector in Iran, virtually all of our agreements in the Energy Sector are with the state or state-controlled entities, including Iran’s main electrical power system operator.
          In the Industry Sector, we offer automation systems, such as low-voltage switchgear and distribution products, in Iran. Our automation systems are used by the manufacturing, processing and construction industries, among others, to enhance productivity. We also offer a range of drive applications with electrical components, such as standard motors and drives for conveyor belts, pumps and compressors, heavy duty motors for rolling steel mills, compressors for oil and gas pipelines, and mechanical components. The Industry Sector also provides a portfolio of lighting goods and is involved in rail systems. We have a mix of state-controlled entities and private entities as customers in the Industry Sector.

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
          In the Healthcare Sector, we supply and service medical equipment and products, as well as IT systems for clinical and medical administration services. As in Cuba, in Iran, these items are often acquired by state-controlled public health authorities for use in medical diagnosis and therapy.
                    Syria
          Siemens has a registered representative office in Syria managed by Siemens management out of Amman, Jordan. Siemens has no employees permanently stationed in Syria. Our activities in Syria are focused on public infrastructure projects. Almost all of our Syrian business is conducted by our Energy Sector. The Syrian business of the Energy Sector relates to several fossil-fueled power plants that feed electricity into the public grid. Almost all of Siemens’ business in Syria is with the government or state-owned concerns.
                    Sudan
          In light of humanitarian conditions, Siemens ceased its business activities in Sudan as of June 30, 2007. By that date, all business activities were terminated, with the limited exception of participation in humanitarian efforts of internationally recognized organizations under strict supervision. Siemens has neither a representative office nor permanently stationed employees in Sudan.
          Payments to the Governments and Government-Controlled Entities
          We have introduced strict procedures to maintain control over our funds generally. These procedures include a risk-based questionnaire and assessment of each payment initiated via our centralized payment transaction tool. Through this tool, we monitor for, among other things, payments to payees who are on sanctioned parties lists, and suspicious payments are blocked and subjected to review by our Compliance Office. Based on the data available to us, we are not aware of payments by Siemens to the governments of Cuba, Iran, Syria and Sudan since February 15, 2006, other than those made in routine amounts for conventional matters, such as tax payments, import/export duties, and payments for business licenses or other miscellaneous routine purposes. As to payments by Siemens to state-controlled enterprises, many basic goods and services are provided in the four countries by state-owned concerns or organizations, including items as mundane as building maintenance, shipping, fuel, office equipment and power supply. Accordingly, although we are likely to make some payments to state-controlled enterprises as a function of doing business in these countries, none of them would appear to us to be noteworthy from an investor perspective, other than that they are consistent with the fact that we do (or in the case of Sudan, did) business in these countries. We have not, in the period since February 15, 2006, made payments to acquire ownership interests in state-sponsored businesses in any of the four countries under discussion here, to the best of our knowledge.
          As described in our response to Comment 3, we maintain rigorous export control procedures designed to ensure that we comply with U.S., European Union and German export control and sanction programs as they apply to Cuba, Iran, Syria and Sudan (as well as other countries). They apply to our dealings with sovereign, state-controlled and private parties alike.

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
          The April 2008 news report alleging that Siemens had acknowledged paying EUR 19 million to bribe Iranian officials is inaccurate. At our Annual Shareholders’ Meeting in 2008, we informed our shareholders that EUR 19 million of so-called “questionable payments” had been identified with respect to Iran. “Questionable payments” means, as outlined in detail on page 86 of our Form 20-F for the fiscal year ended September 30, 2007, payments made in connection with identified business consultant agreements and other sales related agreements for which Siemens has not been able either to establish a valid business purpose or to clearly identify the recipient. The complex of alleged violations of anti-corruption laws was investigated in an independently conducted investigation and was the subject of a settlement with the Commission on December 15, 2008.
Comment
2.	By letters dated October 19, 2005, and February 15, 2006, you previously advised the staff of your view that your operations in Cuba, Iran, Syria and Sudan were not material to your operations on a quantitative or qualitative basis. Please provide an updated materiality analysis of your operations associated with those countries, including the potential impact upon your reputation and share value. In this regard, we note a January 2009 news article stating that shareholder groups have expressed concerns about your operations in Iran. Your response should take into consideration this recent expression of investor sentiment, the reported contacts we note in the foregoing comment, and any additional contacts you discuss in your response to the foregoing comment.
Response to Comment
          We continue to believe that—taking into account quantitative as well as qualitative factors –our operations in Cuba, Iran, Syria and Sudan were not material to our operations for all three fiscal years presented in our 2008 annual report on Form 20-F.
          As was stated on page 11 of our Form 20-F for the year ended September 30, 2008, our activities with customers in Cuba, Iran, Syria and Sudan are insignificant relative to our size (less than 1% of our sales in fiscal 2008). We actively employ systems and procedures to maintain compliance with applicable export control programs, including those in the United States, the European Union and Germany.
     Cuba
          Siemens’ sales derived from Cuba were EUR 4 million in fiscal year 2008 (less than 0.01% of consolidated sales) and approximately EUR 10 million in fiscal 2007 and 2006 (less than 0.02% of consolidated sales in each fiscal year). As noted above, we have no employees permanently stationed in Cuba.
     Iran
          In fiscal 2008, the Siemens consolidated group had 292 permanent employees in Iran and sales of EUR 438 million (less than 0.6% of consolidated sales). In fiscal 2007, there were 335 permanent employees and sales were EUR 465 million (less than 0.7% of consolidated sales). In fiscal 2006, there were 318 permanent employees and sales were EUR 653 million (less than 1% of consolidated sales).
     Syria
          Siemens sales derived from Syria were EUR 140 million in fiscal year 2008 (less than 0.2% of consolidated sales), EUR 204 million in fiscal 2007 (less than 0.3% of consolidated sales) and EUR 110 million in fiscal 2006 (less than 0.2% of consolidated sales). Siemens has no employees stationed in Syria.

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
     Sudan
          Siemens sales derived from Sudan in fiscal 2008 and thereafter were EUR 0, in fiscal 2007 sales were approximately EUR 20 million (less than 0.03% of consolidated sales) and in fiscal 2006 sales were approximately EUR 10 million (less than 0.02% of consolidated sales).
          We respectfully submit that our operations in these four countries are, individually and in the aggregate, not significant for investors in our securities or us.
          With regard to non-quantitative factors, including the impact of our activities in Cuba, Iran and Syria on share value and reputation, Siemens does not believe that those activities pose a material risk for our security holders. (In this regard, please refer to page 2 of our letter dated October 19, 2005, for a discussion of materiality.)
          In fact, we believe that investors in the shares of a non-U.S. company headquartered in Europe with a long history of international dealings (140 years in the case of Iran) and extensive involvement in public infrastructure development, such as ours, would anticipate that we engage in some business activities in Cuba, Iran and Syria. On page 11 of our most recent annual report on Form 20-F, we expressly stated that we conduct business with customers in Cuba, Iran and Syria, and it is otherwise a matter of public record that we do business there. We continue to have no reason to conclude that our existing shareholders or potential new investors, taken as a whole, consider our involvement in these three countries, as described above, as a factor that affects our reputation or our share value adversely. As our decision to cease business operations in Sudan shows, we consider humanitarian conditions in deciding how to conduct our business, and we give due attention to investor and community sentiment in this regard. Our on-going monitoring of investor opinion, including the sentiments and contacts referred to by the Staff, do not lead us to believe that our limited sales to Cuba, Iran and Syria materially affect our reputation. As part of this on-going monitoring, if Siemens concluded that such sales would hurt its reputation in a meaningful way, it would evaluate the situation and react appropriately under the circumstances, as we did with respect to Sudan.
          We believe that, also with regard to Cuba, Iran and Syria, our compliance systems are sufficient to render remote the risks of a violation of U.S., German or European Union economic sanctions or export control laws that would create a material risk for our security holders.
Comment
3.	We note January 2009 and April 2008 news articles stating that you have engaged in transactions with Iranian companies for the gas and oil sectors, and that you have provided Iran with surveillance technology. By letter dated October 15, 2005, you previously advised the staff that to the best of your knowledge, you did not sell any dual-use goods which could be used for military purposes to countries designated as state sponsors of terrorism by the US Department of State. Please tell us whether this continues to be the case. Tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided, directly or indirectly, into Iran, Sudan, Syria or Cuba since October 15, 2005, have military uses, and describe possible military uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran, Sudan, Syria or Cuba, and discuss any use of which you are aware. Finally, if you have provided into Iran, directly or indirectly, any products, equipment, components, technology, or services that can be put to military use, please discuss the applicability of the Iran Freedom Support Act of 2006.

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
Response to Comment
          We confirm that it continues to be the case that our policies and procedures prohibit the sale of military goods or dual-use goods that could be used for military purposes to countries designated as state sponsors of terrorism by the U.S. Department of State. When we refer here to military and dual-use products and services, we mean products or services identified as such on one of the export control lists (German and U.S. Munitions List, European Dual Use List, U.S. Commerce Control List) published by relevant German, E.U. or U.S. authorities.
          We refer to the detailed description of our policies and procedures on export control outlined in our Response Letter to the SEC dated October 19, 2005 under Paragraph 2, which policies and procedures continue to be fully in effect and the adherence to which continues to be strictly pursued and monitored by our organization. Our worldwide export control compliance program and procedures are stringent, especially as far as countries designated as state sponsors of terrorism by the U.S. Department of State are concerned. Under our policies and procedures, where instances of non-compliance with our policies and procedures are suspected or detected, we investigate and, where relevant, take measures aimed at putting a halt to them and preventing their recurrence.
          Based on our export control and compliance policies and procedures, we confirm that, to the best of our knowledge, understanding, and belief, none of our products, equipment, components, technology or services that we have provided directly or indirectly to Cuba, Iran, Syria or Sudan since October 15, 2005 has been provided for military uses. As noted in our response to Comment 2 in our letter dated October 19, 2005, many items (even those with no apparent military application) can of course be put to use by military personnel, just as they may be put to use by civilian personnel. Siemens’ policy is to reject any business if it determines (on the basis of customer information or otherwise) that the end-use will be for a military customer or purpose in any of Cuba, Iran, Syria or Sudan.
          Finally, we would like to comment on the April 2008 news article to which the Staff referred that reported we had “provided Iran with surveillance technology”. We would like to clarify that Siemens has not provided Iran with any goods that are listed on the above-mentioned export control lists. In this context, we reiterate that our processes and procedures are designed to ensure that all our exports and re-exports to Iran are strictly compliant with the applicable export and re-export regulations of the U.S., European Union and Germany.
Comment
4.	We note disclosure on page 11 that you ceased operations in Sudan as of June 30, 2007. Please tell us whether the company still maintains an office in Khartoum, Sudan and whether you or your subsidiaries or affiliates cancelled all pending agreements with companies in Sudan, including Mobitel Sudan, and clarify whether any of these agreements are still in effect.
Response to Comment
          We confirm that our group ceased operations in Sudan as of June 30, 2007. Hence, we no longer maintain an office in Khartoum, Sudan, and we confirm that Siemens cancelled all pending agreements with companies in Sudan. We may, however, participate in humanitarian efforts of internationally recognized organizations in Sudan.

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
          With respect to the specific agreement with Mobitel Sudan, we note that the agreement with Mobitel Sudan was transferred in April 2007—in the course of the worldwide divestment of our telecommunications technology business and before we reached a decision to withdraw from Sudan—to Nokia Siemens Networks (NSN). Although Siemens holds a 50% equity interest in NSN, NSN is controlled by Nokia and is not consolidated with the Siemens group. As a result, there is no longer any agreement in effect between Mobitel and Siemens.
Comment
Table of Contents, page 41
5. We note your discussion of your non-GAAP financial measures “free cash flow” and “net debt” here and elsewhere in the filing. With reference to Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, please revise your disclosures relating to each non-GAAP financial measure in future filings to explain in greater detail:
•	the specific manner in which management uses each of the non-GAAP financial measures to conduct or evaluate its business.

•	the economic substance behind management’s decision to use each of the measures; and

•	the material limitations associated with the use of each of the non-GAAP measures as compared to the use of the most directly comparable GAAP measures, including the manner in which management compensates for these limitations when using the non-GAAP measures.
Response to Comment
          Supplemental disclosures concerning non-GAAP financial measures appear in various places in the Form 20-F, and we believe that these disclosures address the guidance provided in the answer to question 8 in the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (June 13, 2003) (the “Frequently Asked Questions”) to the extent necessary under the circumstances. In future filings, however, we will collect these supplemental disclosures in a single place within the filing and provide certain additional disclosures that may be useful to readers of our filings.
Comment
Segment Information, page F-8
6. We note your presentation of “free cash flow” by segment in the consolidated financial statements. We also note your disclosure on page 42 where you refer to “free cash flow” as a measure of cash generation. As the amounts appear to be non-GAAP measures, please tell us how your presentation complies with Item 10(e)(1)(ii)(C) of Regulation S-K, which prohibits presentation of non-GAAP financial information on the face of, or in the notes to, your financial statements. Alternatively, tell us why you believe the presentation of this cash generation measure complies with paragraphs 23-27 of IFRS 8.

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
Response to Comment
          For the following reasons, we believe that Siemens’ presentation of free cash flow on a segment basis in the Notes to the Consolidated Financial Statements is consistent with the requirements of Item 10(e)(1)(ii)(C) of Regulation S-K.
          Answer 18 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures
          In the answer to Frequently Asked Question No. 18, the staff of the Division of Corporation Finance stated the following:
“ . . . Section II.A.2.b of the [non-GAAP financial measures] adopting release lists “measures of profit or loss and total assets for each segment required to be disclosed in accordance with GAAP” as an example of such a measure [i.e., a financial measure that is required to be disclosed by GAAP] . . . The example in the adopting release was not intended[, however,] to be all-inclusive. As an additional example, because FASB Statement 131 requires or expressly permits the footnotes to the company’s consolidated financial statements to include specific additional financial information for each segment, that information also would be excluded from the definition of non-GAAP financial measures.” [Emphases added.]
          While this guidance specifically refers to Statement of Financial Accounting Standards (“SFAS”) No. 131 as promulgated by the Financial Accounting Standards Board, we believe that SEC registrants that prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board should be permitted to understand the reference to SFAS No. 131 as including a reference to the corresponding provisions of IFRS, which are conceptually identical. This understanding is consistent with Item 10(e)(3) of Regulation S-K, which provides that, for purposes of Item 10(e), the term “GAAP” in the case of a foreign private issuer means the applicable non-U.S. generally accepted accounting principles used in the preparation of the issuer’s primary financial statements, which in Siemens’ case are IFRS. And, for the reasons stated below, it is our view that free cash flow on a segment basis as presented by Siemens in the Notes to the Consolidated Financial Statements is expressly permitted by IFRS.
          First, in general, even though disclosure of cash flow information on a segment basis is not required by IFRS, we believe that disclosure of such information is expressly permitted by IFRS. Paragraph 50 of International Accounting Standard (“IAS”) 7 provides in relevant part as follows: “Additional information may be relevant to users in understanding the financial position and liquidity of an entity. Disclosure of this information . . . is encouraged and may include . . . (d) the amount of the cash flows arising from the operating, investing and financing activities of each reportable segment.” Paragraph 52 of IAS 7 states that “[t]he disclosure of segmental cash flows enables users to obtain a better understanding of the relationship between the cash flows of the business as a whole and those of its component parts and the availability and variability of segmental cash flows.” Paragraph 23(i) of IFRS 8 provides that an entity is required to disclose “material non-cash items other than depreciation and amortization” on a segment basis if those items are reported to the chief operating decision maker, even if they are not included in the measure of segment profit or loss. For these reasons, we believe that disclosure of cash flow information on a segment basis, while not required by IFRS, is expressly permitted by IFRS and corresponds to the core principle of segment reporting codified in paragraph 1 of IFRS 8, which provides that “an entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.”

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
          Second, we believe that disclosure of the segment cash flow measure that is actually reviewed by the chief operating decision maker for IFRS 8 purposes is within the range of alternatives that are expressly permitted by IFRS 8. IAS 7.50 indicates that disclosure of cash flow information on a segment basis may include, but is not required to include, operating cash flows and investing cash flows of each reportable segment. We believe that this constitutes express permission to present a different measure of segment cash flow. Moreover, the “management approach” is deeply embedded in all other aspects of the concept of segment reporting pursuant to IFRS 8. Accordingly, Introduction (“IN”) 5 of IFRS 8, on the main features of the IFRS, provides in relevant part that “generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.” Furthermore, both paragraph IN13 of IFRS 8 and paragraph 25 of IFRS 8 state in effect that “ . . . IFRS requires the amount reported for each operating segment item to be the measure reported to the chief operating decision maker for the purposes of allocating resources to the segment and assessing its performance.” In light of the “management approach” embodied in IFRS 8, the non-exclusive language relating to segment cash flow information in IAS 7.50 and .52 indicates that the measure(s) of segment cash flows that is/are reported on a regular basis to the chief operating decision maker for resource allocation and performance assessment purposes are expressly permitted by IFRS. And free cash flow on a segment basis as shown on page F-9 of the Form 20-F is the segment cash flow measure that is regularly reported to Siemens’ chief operating decision maker for such purposes.
          For the reasons stated above, it is our view that free cash flow on a segment basis as presented by Siemens in the Notes to the Consolidated Financial Statements is expressly permitted by IFRS. We therefore submit that, in accordance with the guidance provided in the answer to Frequently Asked Question No. 18, free cash flow on a segment basis as presented by Siemens in the Notes to the Consolidated Financial Statements is excluded from the definition of the term “non-GAAP financial measure.”
          Item 10(e)(5) of Regulation S-K
          In addition, since it is, for the reasons stated above, our view that Siemens’ presentation of free cash flow on a segment basis in the Notes to the Consolidated Financial Statements is expressly permitted by IFRS, we submit that that presentation is “expressly permitted by GAAP” within the meaning of Item 10(e)(5) of Regulation S-K.
          For both of the foregoing reasons, we respectfully submit that Siemens’ presentation of free cash flow in the Notes to the Consolidated Financial Statements is consistent with Item 10(e)(1)(ii)(C) of Regulation S-K.
Comment
Note 5. Restructuring Expense, page F-24
7. Please revise your future filings to include all of the disclosures required by paragraphs 84-85 of IAS 37 related to your restructuring provisions.
Response to Comment
          We will, in future filings, continue to provide all of the disclosures required by paragraphs 84 and 85 of IAS 37 to the extent applicable. We note, however, that the restructuring costs of EUR 1,081 million that are discussed in Note 5 to the Consolidated Financial Statements are “termination benefits” as defined in paragraph 7 of IAS 19. Pursuant to paragraph 5 of IAS 37, we also will, in future filings, continue to provide disclosures concerning termination benefits in accordance with IAS 19.

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
Comment
Note 28. Additional Capital Disclosures, page F-64
8. We note on page F-65 that you present “adjusted industrial net debt” as of September 30, 2008 and 2007. As this appears to be a non-GAAP measure, please tell us how you have complied with Item 10(e)(1)(ii)(C) of Regulation S-K, which prohibits presentation of non-GAAP financial information on the face of, or in the notes to, your financial statements.
Response to Comment
          As stated in Note 28 to the Consolidated Financial Statements, Siemens’ capital structure target is expressed as a ratio of adjusted industrial net debt to adjusted EBITDA. Siemens aims to bring this ratio into a range of between 0.8 and 1.0 by fiscal 2010. A key consideration in the management of this ratio is to always maintain ready access to capital markets through various debt products and to preserve Siemens’ ability to repay and service its debt obligations over time.
          For the following reasons, it is our view that Siemens’ presentation of “adjusted industrial net debt” in Note 28 to the Consolidated Financial Statements is “required by GAAP” within the meaning of Item 10(e)(5) of Regulation S-K (i.e., required by IAS 1 in particular) and therefore is consistent with Item 10(e)(1)(ii)(C) of Regulation S-K.
          Paragraph 124A of IAS 11 provides that “an entity shall disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and procedures for managing capital.” Paragraph 124B of IAS 1 provides, in relevant part, that “[t]o comply with paragraph 124A, the entity discloses the following . . .” [emphases added]:
–	“a description of what it manages as capital (paragraph 124B(a)(i));” and

–	“summary quantitative data about what it manages as capital. Some entities regard financial liabilities (e.g., some forms of subordinated debt) as capital. Other entities regard capital as excluding some components of equity.” (Paragraph 124B(b)).
Paragraph 124B of IAS 1 also provides that “the entity bases these [i.e., the foregoing] disclosures on the information provided internally to key management personnel.” [Emphasis added.]
          Siemens manages adjusted industrial net debt as one component of its capital. As noted above, Siemens has set a capital structure target that is measured by adjusted industrial net debt divided by adjusted EBITDA. To assist key management personnel in making decisions concerning the management of Siemens’ capital, Siemens internally reports information concerning adjusted industrial net debt on a regular basis to its key management personnel. Since the language of paragraphs 124A and 124B is mandatory, rather than permissive (i.e., “an entity shall disclose . . ..;” “[t]o comply with paragraph 124A, an entity discloses . . .; ” “ . . . the entity bases these disclosures on the information provided internally . . . ”), we are of the view that disclosure of adjusted industrial net debt is required by IAS 1.
          This view is supported by an analysis of Implementation Guidance (“IG”) 5 to IAS 1, which provides an example of the application of IAS 1.124A and .124B. IG 5 makes it clear that a hypothetical company that, like Siemens, monitors capital on the basis of an adjusted capital definition would be required to present its definition of adjusted capital as supplemental disclosure pursuant to IAS 1.124A

[1]	Here and in the following discussion, references to paragraph numbers in IAS 1 are to the version in effect at January 1, 2007, which is the version that Siemens used for preparation of the Consolidated Financial Statements for fiscal year 2008.

Letter to Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission
and .124B. “Net debt” and “adjusted equity” as they appear in IG 5 are just as much “non-GAAP financial measures” as Siemens’ concept of adjusted industrial net debt, and yet a company that uses those items in its monitoring of capital is required to disclose them. Since Siemens’ management uses adjusted industrial net debt in its monitoring of capital, our view that Siemens is required by IFRS to present adjusted industrial net debt in the Notes to the Consolidated Financial Statements is supported by IG 5.
          For the foregoing reasons, we respectfully submit that the presentation of “adjusted industrial net debt” in Note 28 to the Consolidated Financial Statements is “required by GAAP” within the meaning of Item 10(e)(5) of Regulation S-K and therefore consistent with Item 10(e)(1)(ii)(C) of Regulation S-K.
*               *               *
          We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.
In accordance with your request, Siemens Aktiengesellschaft acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 27, 2009	Very truly yours,

Siemens Aktiengesellschaft

	/s/	Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Solms U. Wittig
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate and SFS

cc:	Ms. Tara L. Harkins Staff Accountant Division of Corporation Finance Securities and Exchange Commission

Mr. John Palenberg, Esq. Cleary Gottlieb Steen & Hamilton LLP Mr. Harald von Heynitz
KPMG Mr. Rudolf Kraemmer Ernst & Young